*AB 3/9

15047502

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68376

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Credit Suisse Prime Securities Services (USA) LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Madison Avenue
(No. and Street)

New York	NY	10010-3629
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. O'Keefe — (212) 538-3501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/15

OATH OR AFFIRMATION

I, Paul J. O'Keefe, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedule pertaining to the firm of Credit Suisse Prime Securities Services (USA) LLC, as of December 31, 2014, are true and correct. I further affirm that neither the Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Paul J. O'Keefe
Managing Director

Subscribed and sworn to before me
This 27th day of February 2015

Notary Public

JOAN A. ALBERT
Notary Public, State of New York
Reg. No. 01AL6222641
Certificate Filed in New York County
Commission Expires May 24, 20 18

Credit Suisse Prime Securities Services (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)

SEC
Mail Processing
Section
MAR 02 2015
Washington DC
404

Statement of Financial Condition
As of December 31, 2014
And Report of Independent Registered Public Accounting Firm

PUBLIC DOCUMENT

Accordance with Rule 17a-5 (e) (3)
Under the Securities Exchange Act of 1934

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Member of
Credit Suisse Prime Securities Services (USA), LLC:

We have audited the accompanying statement of financial condition of Credit Suisse Prime Securities Services (USA), LLC as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Credit Suisse Prime Securities Services (USA), LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2015

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Statement of Financial Condition
December 31, 2014
(In thousands)

ASSETS

Cash	$ 6,358
Securities borrowed from affiliate	1,722,181
Securities received as collateral, at fair value (all of which was encumbered)	22,305,931
Receivable from affiliate	4,825
Total assets	$ 24,039,295

LIABILITIES AND MEMBER'S EQUITY

Securities loaned	$ 1,460,181
Obligation to return securities received as collateral, at fair value	22,305,931
Other liabilities	7,062
Total liabilities	23,773,174
Member's equity:	
Member's contributions	263,300
Accumulated earnings	2,821
Total member's equity	266,121
Total liabilities and member's equity	$ 24,039,295

See accompanying notes to statement of financial condition.

1. Organization and Summary of Significant Accounting Policies

The Company

Credit Suisse Prime Securities Services (USA), LLC (the "Company") is a wholly owned subsidiary of Credit Suisse (USA), Inc. ("CS USA") and an indirect wholly owned subsidiary of Credit Suisse Holdings (USA), Inc. ("CS Holdings"), whose ultimate parent is Credit Suisse Group AG ("CSG").

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated entity.

On June 5, 2009 the Company was formed and organized under the laws of the State of Delaware.

The Company is a U.S. registered non-clearing broker-dealer that is engaged in the business of borrowing securities from affiliates and lending securities to third parties.

Significant Accounting Policies

Basis of financial information. To prepare the statement of financial condition in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), management is required to make estimates and assumptions, including but not limited to, the fair value measurements of certain financial assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities as of the date of the statement of financial condition. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management's estimates. Market conditions may increase the risk and complexity of the judgments applied in these estimates.

Cash. Cash is a demand deposit held in a bank.

Collateralized short-term financing. The Company enters into securities borrowed and securities loaned transactions to accommodate clients. Securities borrowed and securities loaned that are cash-collateralized are included in the statement of financial condition at amounts equal to the cash advanced or received. If securities received in a securities lending transaction as collateral may be sold or repledged, they are recorded as securities received as collateral in the statement of financial condition at the fair value of the collateral received and a corresponding obligation to return the securities received as collateral is recorded. For securities borrowing and lending transactions, the Company deposits or receives cash or securities collateral in an amount generally in excess of the market value of securities borrowed or lent. The Company monitors the fair value of securities borrowed and loaned on a daily basis with additional collateral deposited or obtained as necessary. All of the Company's securities are carried at fair value. See Note 2 for more information.

Other liabilities. Other liabilities primarily include accruals for taxes, professional fees, and management fees.

1. Organization and Summary of Significant Accounting Policies (Continued)

Deferred taxes. The Company is included in the consolidated federal income tax return and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement. See Note 8 for more information.

The Company follows the guidance regarding the accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Company determines whether it is more likely than not that an income tax position will be sustained upon examination based on the technical merits of the position. Sustainable income tax positions are then measured to determine the amount of benefit eligible for recognition in the statement of financial condition. Each such sustainable income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

2. Fair Value of Financial Instruments

Fair Value Measurement

The majority of the Company's fair valued assets and liabilities are based on quoted prices in active markets or observable inputs.

Fair Value Hierarchy

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

2. Fair Value of Financial Instruments (Continued)

Quantitative Disclosures of Fair Values

The following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis.

December 31, 2014	Level 1	Level 2	Level 3	Total at fair value
		(In thousands)		
Assets				
Securities received as collateral:				
Debt	$ -	$ 74,411	$ -	$ 74,411
Equity	22,231,520	-	-	22,231,520
Total securities received as collateral at fair value	$ 22,231,520	$ 74,411	$ -	$ 22,305,931
Liabilities				
Obligation to return securities received as collateral:				
Debt	$ -	$ 74,411	$ -	$ 74,411
Equity	22,231,520	-	-	22,231,520
Total obligation to return securities received as collateral at fair value	$ 22,231,520	$ 74,411	$ -	$ 22,305,931

Transfers between Level 1 and Level 2

There were no transfers between level 1 and level 2 during the year ended December 31, 2014.

Qualitative Disclosures of Valuation Techniques

The Company's financial instruments carried at fair value consist of securities received as collateral that are primarily traded on public stock exchanges, for which quoted prices are readily and regularly available.

2. Fair Value of Financial Instruments (Continued)

Leveling of Assets and Liabilities not at Fair Value where a Fair Value is Disclosed

The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the statement of financial condition.

December 31, 2014	Carrying Value	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total at fair value
Financial assets			(In thousands)		
Cash	$ 6,358	$ 6,358	$ -	$ -	$ 6,358
Securities borrowed from affiliate	1,722,181	-	1,722,181	-	1,722,181
Receivable from affiliate	4,825	-	4,825	-	4,825
Total financial assets	$ 1,733,364	$ 6,358	$ 1,727,006	$ -	$ 1,733,364
Financial liabilities					
Securities loaned	$ 1,460,181	$ -	$ 1,460,181	$ -	$ 1,460,181
Other liabilities	7,062	-	7,062	-	7,062
Total financial liabilities	$ 1,467,243	$ -	$ 1,467,243	$ -	$ 1,467,243

Certain short-term financial instruments are not carried at fair value in the statement of financial condition, but a fair value has been disclosed in the table above. For these financial instruments, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.

3. Related Party Transactions

The Company relies on other CSG entities for financing. In the ordinary course of business, the Company enters into significant financing and operating transactions with affiliated companies.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2014:

ASSETS

	(In thousands)
Securities borrowed from affiliate	$ 1,722,181
Receivable from affiliate	4,825
Total assets	$ 1,727,006

LIABILITIES

Payable to affiliates (included in other liabilities)	$ 5,743
Taxes payable to affiliates (included in other liabilities)	1,258
Total liabilities	$ 7,001

3. Related Party Transactions (Continued)

All of the obligations of the Company are guaranteed by Credit Suisse AG.

As of December 31, 2014, the fair market value of securities collateral that the Company provided to affiliates was $22,305 million and the fair market value of securities borrowed is $23,399 million.

For the year ended December 31, 2014, the Company received approximately $10 billion of securities as collateral and related obligations to return securities through migration of customers from Credit Suisse Securities (Europe), Ltd.

The Company is included in the consolidated federal income tax return and combined state and local income tax returns filed by CS Holdings and CS USA, respectively. See Note 8 for more information.

4. Assets Assigned or Pledged

As part of the Company's financing activities, the Company uses securities as collateral to support various secured financing transactions. If the counterparty does not meet its contractual obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged each day and by requiring collateral levels to be adjusted in the event of excess market exposure.

The following table sets forth the assets pledged by the Company and the securities received by the Company as of December 31, 2014:

	December 31, 2014 (In thousands)
Total assets pledged or assigned as collateral by the Company all of which was encumbered	$ 22,305,931
Fair value of the collateral received by the Company with the right to sell or repledge	$ 45,704,634
of which was sold or repledged	$ 45,392,968

5. Concentrations of Credit Risk

As a U.S. registered non-clearing broker-dealer, the Company is engaged in financing activities for hedge fund clients. These transactions are generally collateralized. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. The Company uses various means to manage its credit risk. The creditworthiness of the counterparty is analyzed at the outset of a credit relationship with the Company. The counterparty is subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for the counterparty. As of December 31, 2014, the Company did not have any significant concentrations of credit risk.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral to comply with various regulatory and internal guidelines. The Company monitors required margin levels each day and require customers to deposit additional collateral, or reduce positions, when necessary.

6. Offsetting of Financial Assets and Financial Liabilities

The disclosures set out in the tables below include securities lending and borrowing transactions that are offset in the Company's statement of financial condition; or are subject to an enforceable master netting agreement or similar agreement ("enforceable master netting agreements" or "enforceable MNA"), irrespective of whether they are offset in the Company's statement of financial condition. Similar agreements include global master securities lending agreements.

Securities lending and borrowing transactions

Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to International Swaps and Derivatives Association ("ISDA") Master Agreements. These agreements provide for the net settlement of all contracts under the agreement through a single payment in the event of default on or termination under the agreement. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under such agreements are netted in the statement of financial condition if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the statement of financial condition. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the statement of financial condition.

Securities lending and borrowing transactions are collateralized principally by equities and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the securities lending agreement provides the Company with the right to liquidate the collateral held. As is the case in the Company's normal course of business, the majority of the collateral received that may be sold or repledged has been repledged as of December 31, 2014.

Offsetting of securities borrowing transactions

The following table presents the gross amount of securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, and the net amount presented in the statement of financial condition.

	Gross	Offsetting	Net
December 31, 2014		(In thousands)	
Securities borrowed from affiliate	$ 1,722,181	$ -	$ 1,722,181
Total subject to enforceable MNA	$ 1,722,181	$ -	$ 1,722,181

6. Offsetting of Financial Assets and Financial Liabilities (Continued)

Offsetting of securities lending transactions

The following table presents the gross amount of securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities lending transactions not subject to master netting agreements and the net amount presented in the statement of financial condition.

	Gross	Offsetting	Net
December 31, 2014		(In thousands)	
Securities loaned	$ 1,225,177	$ -	$ 1,225,177
Obligation to return securities received as collateral	14,552,730	-	14,552,730
Total subject to enforceable MNA	15,777,907	-	15,777,907
Total not subject to enforceable MNA (1)	7,988,205	-	7,988,205
Total	$ 23,766,112	$ -	$ 23,766,112
of which securities lending transactions	1,460,181	-	1,460,181
of which obligation to return securities received as collateral, at fair value	22,305,931	-	22,305,931

(1) Represents securities loaned transactions where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

Amount not offset in the statement of financial condition

The following table presents the net amount of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the statement of financial condition. The table excludes securities borrowing and lending transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of the master netting agreements is not in place.

	Net	Financial Instruments (1)	Cash collateral received/ pledged (1)	Net exposure
December 31, 2014		(in thousands)		
Financial assets subject to enforceable MNA				
Securities borrowed from affiliate	$ 1,722,181	$ 1,722,181	$ -	$ -
Total financial assets subject to enforceable MNA	$ 1,722,181	$ 1,722,181	$ -	$ -
Financial liabilities subject to enforceable MNA				
Securities loaned	$ 1,225,177	$ 1,225,177	$ -	$ -
Obligation to return securities received as collateral, at fair value	14,552,730	14,066,199	-	486,531
Total financial liabilities subject to enforceable MNA	$ 15,777,907	$ 15,291,376	$ -	$ 486,531

(1) The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the statement of financial condition and therefore any over-collateralization of these positions is not included.

7. Net Capital Requirements

The Company is a registered broker-dealer and is subject to the net capital requirements of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Under the alternative method permitted by SEC Rule 15c-3-1, the required net capital may not be less than 2% of aggregate debit balances arising from customer transactions or $250 thousand, whichever is greater. As of December 31, 2014, the Company's net capital of $259.4 million was in excess of the SEC's minimum requirement by $259.1 million.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2014, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

8. Income Taxes

As of December 31, 2014 the Company had no deferred tax assets or liabilities.

As of December 31, 2014, the Company has reviewed the tax positions and has not identified any unrecognized tax benefits.

The Company remains open to examination from either federal, New York State or New York City jurisdictions for the years 2009 and forward. The Company does not anticipate any settlements that would result in a material change to its statement of financial condition.

9. Legal Proceedings

Management of the Company is not aware of any legal proceedings or other matters arising out of the Company's activities as a U.S. registered broker-dealer that would result in a material adverse effect on the Company's financial position.

10. Subsequent Events

The Company has evaluated the potential for subsequent events from December 31, 2014 through the date of issuance of the statement of financial condition on February 27, 2015.